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                          December 21, 2021

       Robert Dudley, Ph.D.
       Chief Executive Officer
       Clarus Therapeutics Holdings, Inc.
       555 Skokie Boulevard, Suite 340
       Northbrook, Illinois 60062

                                                        Re: Clarus Therapeutics
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 17,
2021
                                                            File No. 333-261743

       Dear Mr. Dudley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marianne Sarrazin, Esq.